John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

November 10, 2008

Sally Samuel, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company of New York

Separate Account B

File Nos. 811-8329, 333-152407

Dear Ms. Samuel:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company of New York Separate Account B (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company of New York (“Depositor”).

The above-referenced registration statement relates to the Accumulation Variable Universal Life (“Accum NY”) product. The purpose of this filing is to incorporate SEC Staff comments to the initial registration statement (filed with the Staff on 7-18-08, Accession No. 0001193125-08-153533) and, as applicable, comments received on the correspondence filing for the non-NY version of the Accumulation product, (filed with the Staff on 10-10-08, Accession No. 00001193125-08-208835) add exhibits and financial statements previously omitted, and to otherwise complete the filing. In our response, we use underline to show proposed additions to the text of the prospectus that we filed in the initial registration statement.

The enclosed filing also reflects certain other administrative changes such as the removal of state variations language. In addition, the filing reflects the votes cast by shareholders of the

John Hancock Trust (“Trust”) at a meeting held on October 14, 2008 to approve the mergers of the following underlying funds of the Trust, effective at the close of business on November 7, 2008: Emerging Growth into the Small Cap Growth, Managed into Lifestyle Balanced, Small Cap into Small Cap Growth, and U.S. Core into Fundamental Value.

1.	Transaction Fees

In the second paragraph, please clarify that any increase in the premium charge above that stated in the “Transaction Fees” table will be attributable to an increase in the tax rate assessed in a contractowner’s state of residence.

RESPONSE: Any increase in the premium charge beyond the rate stated in the Transaction Fees Table would require state approval and therefore the filing of a new policy form with the insurance departments in which we are regulated. Upon further consideration, we believe this disclosure is not accurate or relevant to a prospective purchaser and have deleted the referenced section as shown below.

~~We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium taxes range from 0% to 3.5%.~~

Transaction Fee Table – 2nd paragraph

Disclose the range of premium taxes.

RESPONSE: We have added the following disclosure to the second paragraph:

A portion of the premium charge is used to cover state and Federal premium taxes. Currently the premium tax is 0.7% of each premium payment.

Fee Table – Riders – The Residual Life Insurance Benefit and Continuation of Acceleration Rider will not be offered with policies sold in New York and we have removed the relevant disclosure from the prospectus.

2.	Portfolio Annual Expenses

(a)	Please provide your legal basis for reflecting estimated, rather than actual, acquired fund fees and expenses and short sales expense.

RESPONSE: We have amended footnotes 1 and 16 as follows:

Footnote #1: Acquired Fund fees and expenses for any new funds are estimated, not actual, amounts based on the portfolio’s current fiscal year.

Footnote #16: Other expenses reflect the ~~estimate of~~ amounts paid as substitute dividend expenses on securities borrowed for the settlement of short sales.

(b)	Also, contractual expense waivers may not be reflected in the table unless they remain in effect for one year from the effective date of the registration statement; please revise the table accordingly.

RESPONSE: We have complied with this request.

(c)	Footnotes should reflect the exact duration of the waiver (see footnote 15).

RESPONSE: We have included the duration of the waiver to footnote 15.

(d)	In addition, voluntary waivers may not be reflected in the table. Accordingly, please delete that waiver from the “Total Stock Market Portfolio” line of the table.

RESPONSE: We have complied with this request.

3.	The Fixed Account

Please revise the last sentence of the second paragraph to state that disclosures regarding fixed accounts “are” rather than “may be” subject to Federal securities laws.

RESPONSE: We have revised the disclosure in the last sentence of the second paragraph under the “Fixed account” section of the prospectus as follows:

Disclosure regarding fixed accounts, however, is subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

4.	Limitation on payment of death benefit

a) Please include the amount payable and any adjustment due to misstatement in the application without reference to the policy.

RESPONSE: We have revised our prospectus disclosure under “Limitation on payment of death benefit” as follows:

If the insured person commits suicide within 2 years from the Issue Date of the policy, the amount payable will be ~~limited as described in the policy (generally~~ equal to the premiums paid, less the amount of any policy debt on the date of death, and less any withdrawals.

Also if an application misstated the age or gender of the insured person, we will adjust, if necessary, the Base Face Amount, any Supplemental Face Amount, and every other benefit to which would have been purchased at the correct age or gender by the most recent cost of insurance charge.

b) See also the “Delay to challenge coverage” section. In general, all material provisions of the policy must be reflected in the prospectus without cross-referencing the policy. Accordingly, please make the necessary changes to the entire prospectus.

RESPONSE: We have revised our prospectus disclosure under “Delay to challenge coverage” as follows:

We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified by New York state law. ~~by the laws of the state in which your policy was issued.~~

5.	Reinstatement

Please delete the second sentence of the third paragraph, which requires a review of the policy. The variations should be specified.

RESPONSE: We have deleted the second sentence of the third paragraph under the “Reinstatement” section of the prospectus.

6.	Accelerated Benefit Rider

Please indicate the terms and condition applicable to the benefit, rather than referencing the rider.

RESPONSE: We have revised the disclosure for the “Accelerated Benefit Rider” as follows:

This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. You must meet the following conditions before we pay the benefit.

•	You must provide written evidence satisfactory to us that the life insured is terminally ill and has a life expectancy of one year or less.

•	We must have a signed consent of any irrevocable beneficiary and any assignee.

•	You must claim the benefit voluntarily. We will not pay the benefit if you are claiming it to satisfy creditors or for government benefits.

If you satisfy the above conditions, we will pay you 50% of the eligible death benefit, up to a maximum of $1,000,000 on the life insured. We will not make a payment if it would be less than $10,000. Payment of the benefit will reduce your death benefit and any cash value or loan value under your policy. You should consult your tax advisor and social service agencies before you decide to receive the benefit under this rider. This rider is only available with policies that are individually owned.

7.	Variations in policy terms

Please delete the first paragraph of this section as all material state variations must be reflected in the prospectus.

RESPONSE: We have complied with this request.

8.	Delay for check clearance

Please clarify that payment will not be delayed beyond the date that a check is cleared.

RESPONSE: We have added the following sentence to the “Delay for check clearance” section of the prospectus:

We will not delay payment longer than necessary for us to verify a check has cleared the banking system.

9.	Deductions from premium payments

Please confirm that the charges terminate at age 100, rather than 121.

RESPONSE: We have revised the prospectus disclosure under “Premium charge” as follows:

A charge to help defray our sales costs and related taxes. The current charge is ~~[]% in policy year 1 and [ ]% thereafter~~ 8% in policy year 1 and 4% of each premium paid thereafter. We will stop accepting premium payments at and after the life insured’s age 100 (see “Coverage at and after age 100”).

10.	Part C – For all registration statements

Please file actual agreements, rather than forms of agreement. See Rule 483. Also, please file all reinsurance agreements related to the contracts as they are required by Item 26(g) of Form N-6.

RESPONSE: We have complied with this request.

11.	Financial Statements, Exhibits and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: The audited financial statements of the Registrant and Depositor and the required exhibits and consents are included in the enclosed submission.

12.	Tandy Comment

Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to November 10, 2008 or as soon as possible thereafter. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
Kimberly S. Ciccarelli

Enclosure